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Filed by Sage, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.
Subject Company:  Sage, Inc.
Commission File No.:  001-16529

This filing relates to a planned merger (the "Merger") between Genesis Microchip Incorporated ("Genesis") and Sage, Inc. ("Sage") pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of September 27, 2001 (the "Merger Agreement") by and between Genesis and Sage. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 filed by Genesis Microchip Inc. on October 25, 2001, and is incorporated by reference into this filing.

Sage; Chandra Reddy, Sage's President, Chief Executive Officer and Chairman of the Board; Michael Gumport, Glenn Marschel and N. Damodar Reddy, Sage's Directors; Donald S. Butler, Sage's Vice President Engineering; Arun Johary, Sage's Chief Technical Officer; Pratap G. Reddy, Sage's Chief Operating Officer; Aditya Srinivasan, Sage's Vice President Marketing and LCD Monitors and Simon P. Westbrook, Sage's Chief Financial Officer may be deemed to be participants in the solicitation of proxies from the stockholders of Sage and Genesis in favor of the Merger. A description of the interests of Chandra Reddy and the other executive officers and directors in Sage is set forth in Amendment No. 4 to the Form S-4 Registration Statement, which was filed by Genesis Microchip Inc. with the SEC on January 8, 2002. In addition to those interests, Chandra Reddy will serve as Genesis's Vice Chairman, Executive Vice President, Engineering, will beneficially own 463,631 shares of Genesis common stock and options to purchase 100,000 shares of Genesis common stock.

The following is the transcript from a conference call held on January 17, 2002 at 5:00 p.m. eastern standard time.

Conference Call

Operator

Good afternoon ladies and gentlemen, and welcome to the Sage Inc. Quarterly Conference Call. At this point in time, all participants are in a "listen only" mode. Later we will conduct a question and answer session, and instructions will follow at that time. If anyone should require assistance during the call, please press "star", then "zero", on your touch tone telephone. If anyone should disconnect and need to rejoin, please dial 1-877-817-7175. And as a reminder ladies and gentlemen, this conference call is being recorded. I will now like to introduce your host for today's conference call, Ms. Christina Carrabino of FRB Webber Chandworth Worldwide. Ma'am, you may go ahead.

Christina Carrabino

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Good afternoon and thank you for joining us today to discuss Sage's earnings for its third fiscal quarter ended December 31, 2001. If you would like a copy of this press release, please call my office at (415) 986-1591, and we will fax you a copy immediately. With us today from Sage's Management Team are Chandra Reddy, President and Chief Executive Officer, Simon Westbrook, Chief Financial Officer, Pratap Reddy, Chief Operating Officer, and Dr. Balram, General Manager of Consumer Products. After Management's presentation, we will open the call to your questions. Before turning the call over to Chandra Reddy, I would like to point out that certain statements in this discussion are forward-looking statements within the meaning of the Federal Securities laws. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. For more information, see the company's press release for the quarter and the recent 10-K filed on June 27, 2001.

Now I would like to introduce Chandra Reddy, President, Chief Executive and Founder of Sage. Go ahead, Chandra.

Chandra Reddy

Thank you, and good afternoon everyone. This is Sage's earnings announcement covering the third fiscal quarter ended December 31, 2001. Welcome to what is likely to be the last Sage conference call as an independent company. As you probably know, Sage and Genesis Microchip recently announced a definitive agreement under which Genesis will acquire Sage in a stock-for-stock transaction. The combination creates a technology leader with a strong history of innovation and a broad portfolio of products serving the fast-growing display semiconductor industry. Under the terms of the agreement, Genesis will issue
0.571 shares for each outstanding Sage share. Following the acquisition which is still subject to shareholder approval, former Sage share and option holders will own approximately 28 percent of the combined company on a fully diluted basis. The merger is progressing well, and we have received approval from DOJ and SEC. The proxies are being sent out and the shareholder meeting is scheduled for February 11 and is expected to close by February 19.

Let me now begin with our performance in the December quarter followed by an overview of the flat panel monitor and consumer markets. Then I will turn it over to Simon Westbrook who will cover the financial results of the December quarter.

I'm pleased to announce that Sage showed continued growth in the last quarter with revenues going up by over 20 percent to $11.9 million. This is the third consecutive quarter with growth over 20 percent. IC revenues grew over 26 percent to $8.9 million given by a sharp increase in our sales into the flat panel monitor market offset by a seasonal drop in the consumer IC sales. IC revenues now represent 75 percent of our total revenues. We shipped close to a record million units this quarter.

Our PC business turned in a phenomenal quarter. We witnessed 67 percent quarter and quarter growth to nearly 800,000 units. We also completed the transition from a discrete scale of focus to being a true mixed signal supplier with 66 percent of the parts we shipped being integrated.

Of our total IC sales, Taiwan increased to 36 percent primarily due to the ramp-up of

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smart panel business while Japan dropped to around 30 percent due to continued
weakness of bundled PC sales, and Korea represented around 24 percent. China represented half of the remaining shares, but we expect China to grow significantly over the next few years principally in the consumer markets. We have further strengthened our relationship with key Japanese manufacturers like NEC, Fujitsu and Sony with trickling design cycle wins. In some cases, we are now in the fifth successive generation of products. Our road map for the Japan market continues to be strong, and we are confident that we will have a very strong position there in 2002 with our JagTX and TS CDs of DVI integrated products and S9250 digital smart panel chips.

Jag-ASM volume dropped sharply to 16 percent of total shipments. This helped our customers introduce the next generation of 17-inch analog monitors as well as some very interesting multimedia units with video input and picture and picture capabilities.

Most gratifying of all was our success in the smart panel segment. Approximately 24 percent of our PC IC chips went into this segment. Not only into the 15-inch analog market but also into the 17-inch SXGA segment. Sage clearly has the lead in the smart panel segment.

The consumer IC sales were lower this quarter following the seasonal production ramp by OEMs in the September quarter to be ready for the holiday season. Consumer IC unit sales represented around 18 percent of the IC sales. In the longer term, we see considerable growth in the progressive DVD and digital TV markets. We expect it would represent approximately 30 percent of our total IC sales.

Now, let me give you an overview of the LCD monitor and the trends. 2001 was clearly the year of the flat panel monitor. DisplaySearch estimates that for all of 2001, the LCD monitor market grew 151 percent to 15.4 million units, representing around 16 percent desktop monitor market penetration. And it's expected to grow by another 77 percent to 27.2 million units in 2002. According to DisplaySearch, although the desktop monitor market is being affected by the slowdown in the PC market, replacement sales for LCD monitors are rising significantly as a result of aggressive price reductions. According to DisplaySearch, the 15-inch segment continues to be the mainstay with around 75 percent market share expected in 2002, while the 17-inch and the 18-inch SXGA market is expected to grow to 22 percent as increasingly attractive price points are met.

Analog interface monitors are expected to continue to be the dominant segment of the market in 2002 with around 65 percent share, and digital is expected to be around 13 percent, and the dual is expected to be around 22 percent. Sage is well positioned with a strong product offering for all segments of the 15-, 17-inch analog, digital and dual markets.

The smart panel concept is gaining acceptance. We expect to see steady growth in 2002 with manufacturers accepting both smart panel and traditional assembly processes. We believe manufacturers will ultimately be persuaded by the convenience and cost savings of the smart panel processes. This is clearly an area in which Sage is well positioned as today's market leader.

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We also anticipate a trend towards multimedia monitors. This is the convergent trend of TV and PC that we have heard about for many years. We are well positioned to address this emerging market with our branded Faroudja technology based ICs. In this respect, some of our leading customers in Japan and Korea already have several new products that combine our scaler and deinterlacer ICs. We are proud that two of these won awards at the recent CES show. These were two products from Samsung. Incidentally, Samsung is now the leader in the LCD monitor market with almost 25 percent market share. In conclusion with all of these new products, our position in the flat panel monitor market is significantly better than at any time during the last year, and we believe we will see a recovery in our market share from sub-tenths percent share it reached in September.

Now, let me give you an overview of the consumer market. The consumer electronics market, including progressive scan DVDs, digitally enhanced CRT TVs, flat panel TVs, front or rear projection TVs and projectors, present a large opportunity and one which allows Sage to clearly differentiate itself from its competition through its Faroudja video processing technology and brand name. We have been successful in introducing a new brand that scans for mainstream, high quality, the DCDi by Faroudja brand which leverages the Faroudja name while continuing to leave its position as the premium brand. There are now over 40 different models of various consumer products already released or close to being released that carry the DCDi Faroudja logo on the face plates. These models and others that use the logo in the marketing material are being released and promoted in all major markets providing worldwide exposure to the brand. We believe the success of the branding and two-tier positioning gives us a unique and defensible advantage over our competitors.

The recently concluded annual Consumer Electronics Show in Las Vegas provided an excellent showcase and feedback mechanism for our success. A very well regarded A/V publication, "Secrets of Home Theatre and Hi Fidelity," awarded FLI 2200 its Best of 2001 Award -- the first time they have given an award to an IC rather than a consumer electronics system. We know of at least six products incorporating our ICs that won awards, including two that won Best of Three Years Awards. Customers told us that our products had won numerous awards worldwide. For example, the Philips 250 won Best Player Award in Brazil. Panasonic RT56 won the Perfect Vision Editor's Choice Award. Overall, there are now at least 70 consumer models that have been released or close to being released that incorporate FLI 2200.

The DVD market is growing rapidly. According to Gardner Group, this market is expected to grow at an accumulated annual growth rate of 160 percent to over 60 million units by 2005. In fact, the deployment of progressive scan players far outpaces the deployment of TVs that can accept the progressive scan format. DVD manufacturers are deploying progressive scans rapidly as a feature to upsend the customer to a more profitable model. We have successfully exploited this trend and sold FLI 2200 and along with the FLI 2220 into this market in the high-end and mid-range segments, respectively. These ICs are included in the product offerings from a range of major OEMs, including Samsung, Mitsubishi, Phillips, Kenwood and Panasonic. We have identified several important trends in the DVD market and formulated a strategy to exploit these. As progressive DVD expands into the mass market, we expect a need for low cost highly

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integrated IC products which is one of our core competencies.

Now that we have established the value of DCDi technology and brand, we will pursue the high volume playback segment through a partnership strategy for a complementary technology course. The major CE OEMs are all pursuing roadmaps for value added products to complement the highest volume commodity DVD playback segment. We are aligning our solutions to best fit with the roadmaps.

The home theater in a box category of DVD player plus receiver plus speakers is doing very well. We have started penetrating this segment with new designs incorporating FLI 2200 from Panasonic and Yamaha. The DVD recordable segment is starting to see price declines that should begin a volume ramp-up over the next year or so. We have established a position in this segment with design wins from Phillips and Panasonic.

The portable DVD segment is yet another emerging market that are using high resolution displays. For example, Samsung won Best of Three Years Award for their portable DVD player which uses 2200 and our Jaguar scaler chip. Overall, we expect to continue to win business for 2200 and its follow-ons in the value added segments of the DVD market while pursuing the high volume, mid-range DVD playback market through partnership and integration.

Let me briefly touch upon the TV market. The consumer video display market is growing rapidly. According to the Gardner Group, the digitally enhanced television market is expected to grow at an accumulated one-year growth rate of 70 percent to over 40 million units by 2005. This market includes progressive scan CRT televisions, LCD and plasma TVs, and front and rear projection TVs. We've already entered certain segments of this market with FLI 2200. In case of flat panel TV, we have design wins with the FLI 2200 and our scaler products and plasma and LCD TVs, including Samsung, LG and Sharp. Over ten new models were shown at CES that incorporated FLI 2200 and various Jaguar scalers.

We have been designed into 15 front projector models from companies like InFocus, Mitsubishi and Toshiba, and a few rear projector models. Recently InFocus announced its entry into the consumer projection display market including a partnership with us to provide the best brand of video.

The high volume, price-sensitive progressive CRT TV market requires high integration system monochip product. I am pleased to announce that we have recently introduced 2300 at the CES show with which we believe we are well positioned for this market.

Overall, we believe we are extremely well positioned in the consumer IC market because of our superior video technology, strong high-end brand, rich patent portfolio and our ability to design highly integrated ICs. Our strategy continues to emphasize our unique differentiation in terms of image quality while using high integration to offer best-in-class products at reasonable prices.

Let me now give a brief summary of our major product achievements this quarter. On the LCD monitor front we started shipping S9000 family of products for the mainstream

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15" analog exchange market. With the integration of LCDs as S9001 represents the highest level of integration and performance in the analog integration market today and leapfrogs Sage to the forefront of low cost integrated solutions. On the smart panel front we saw rapid growth in all segments. Our S9050 analog product IC ramped-up to 180,000 units. S9250 digital products started shipping in production quantities and our S9350 dual product shipped in sample quantities.

On the consumer front we received four samples of our S2300 which is a 0.18 micron system monitor family that integrates best of the scaling and Faroudja video processing technologies for the enhanced CRT TV, LCD TV and high-end progressive DVD markets. We have shown private demonstrations after three years which was extremely well received. There are already several customers who have started designs that will incorporate this product.

With regards to forward guidance in view of this pending transaction we do not believe it is meaningful to give special current quarter guidance other than to say that the market continues to show great potential and we are well positioned. Upon closure of the merger, Genesis will provide guidance for the combined companies. Let me now pass on to Simon Westbrook to talk about the financial results.

Simon Westbrook

Thank you Chandra. We were pleased to see revenues for the three months into December 31 this year increase to 11.9 million compared to 9.9 million for the three months ended September 30 and 9.7 million for the three months in December last year. This represented a sequential increase in revenue of over 20% on the prior quarter resulting in record quarterly sales in spite of the impact of the economic slowdown. Chip sales revenue increased by 26% sequentially while volume increased by 29% to approximately 1 million chips, a record number shipped in a single quarter for Sage. This was due to a 2% decrease in our weighted average IC selling price this quarter compared to last reflecting a changing sales mix which includes a seasonally smaller proportion of higher priced video IC products. This sequential increase in quarterly IC sales is accounted for by three principal products.

Firstly, an 87% increase in revenue from our JagTS and TX integrated digital interface products sold mainly in Japan. Secondly, a 172% increase in sales of our Jag-ASM product reflecting the record expansion of the analog integrated market, and thirdly, the successful ramp-up of our S9050 product to the smart panel monitor market this quarter.

For the December quarter IC sales accounted for over 75% of our total revenue compared to approximately 71% last quarter and 50% this quarter one year ago, reflecting the significant growth opportunities presented by the mass market. Our systems business grew by approximately 55% in the December quarter largely due to seasonal influences, however, we do not expect to be shipping anymore board products and we reallocated resources and wrote off the residual board inventory this quarter.

Our pro forma gross margin was calculated after adding back a charge of $1 million relating to the write-off of our residual board inventory. Overall, our pro forma gross

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margin declined from 41.9% in the September quarter to 40% in the December quarter. In particular pro forma IC margins declined from 36.2% to 35.3% reflecting two principal issues. The major reason for this decline in IC margin related to start-up costs associated with ramping up production of our new integrated chips which represented approximately 66% of all chips shipped for the PC segment this quarter. Specifically, lower than expected yields and higher than expected test coverage costs on the newly launched S9050 and S9001 contributed to a significant increase in the weighted average unit product cost in the December quarter. Secondly, product mix between higher margin video ICs and lower margin PC ICs was adversely effected by a seasonal reduction in the volume of video processing ICs shipped in the December quarter. R&D expenses decreased by about 14% from 2.9 to 2.5 million largely as a result of timing of completion of new chip designs and there it's been worked on. Our SG&A expenses decreased by over 8% from 3.7 to 3.4 million. This reflects a reduction in force, a reduction in vacation accruals and reduced levels of travel and other expenses in the current quarter. And on cash charge amortization of goodwill and other intangibles was 0.6 million this quarter following the major impairment charge we took last March to clean up goodwill.

We recorded a charge of $400,000 for expenses incurred at the end of December in connection with proposed business combination with Genesis Microchip and expect to record further charges in the period through the close of this transaction in February. In October we reduced our U.S. workforce by approximately 10% and recorded severance expenses of $164,000. Our interest and other income decreased to 0.2 million in the December quarter compared to 0.4 million in the September quarter as a result of continual reductions in prime interest rates. Our adjusted pro forma net loss and net loss per share for the three months ended December 31 amounted to 0.8 million and 6(cent) respectively compared to a pro forma net loss or net loss per share of 2 million and 14(cent) respectively for the prior quarter. Our pro forma result was calculated after adding back the noncash charge of $1 million board inventory write-off and $640,000 in amortization of intangibles and $21,000 stop compensation expenses. We also adjusted back the cash charges of $420,000 business combination expenses on the $164,000 severance expenses. Our reported gap loss was 3.1 million and 21(cent) a share for the quarter compared to 3.8 million and 27(cent) per share for the preceding quarter. Reviewing the balance sheet we are in a healthy position as we enter the next quarter. We have cash and multiple securities of $40.6 million and no debt. As a result of increased sales of both new and older products, inventory has decreased from 5.6 million last quarter to 4 million by December
31. This represents an improvement in annualized pro forma adjusted inventory turnover to 7.1 times from 4.1 times at the end of last quarter.

Our receivable average DSO expanded to 67 days this quarter from 61 days last quarter reflecting an increase proportion of sales revenue being derived from slower paying Taiwanese customers as we gain more design wins in the analog interface segments of the PC market. In conclusion we're pleased with our December quarter results and encouraged by the prospects for our primary market in flat panel monitors and digitally enhanced TVs and DVDs. We continue to ramp-up shipments of our new integrated analog and digital interface chips which now represent approximately 66% of our PC chip sales. Now, although it has taken us longer than expected to resolve early tests and

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new issues we are confident that we are making good progress in this direction as we gain more COT flow experience.

We've also made significant progress in the consumer market particularly with our DCDi branding. We expect to see strong sales growth in this segment. We have accumulated a number of design wins which will shortly begin production and our target markets continue to show growth prospects buoyed by reducing prices of flat panel monitors and growing demand for high quality progressive scan consumer products.

I now return the call to the operator for questions and comments.

Operator

Thank you. Ladies and gentlemen if you have a question at this time, please press the one key on your touch-tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. And if you're on the speaker phone, please lift the handset before asking your question. One moment for our first question.

Our first question comes from Dan Scovall from Needham & Co.

Caller

Thank you. Good quarter guys. Can you tell us how much of your system business or how much board business did you have last quarter?

Simon Westbrook

Yeah.  It was something like three quarters of a million dollars.

Caller

Okay.

Simon Westbrook

And Dan just following up with that I think we've been giving you guidance. We've not specifically broken board and box business out. We've grouped it together as systems business and the guidance we've been giving is about $2.5 million or so and flat is slightly declining and we actually did a little better than we expected on the board business this quarter so it's pretty much in line with the guidance we've been giving it.

Caller

Okay. Good. And then obviously you're not giving any guidance, you're pending the acquisition right?

Chandra Reddy

That's right.

Caller

Okay. I guess can you, the seasonality in the television space, can you comment on what

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     you would consider to be sort of normal and a steady state say in a percentage difference between say second, third and fourth quarters?

     Chandra Reddy

     It's very. If you look at today, I mean we are currently serving only one segment of that market that's the progressive scan DVD segment. A significant portion of our sales were in that particular segment, and for that the Christmas season is the biggest season for that so I would say that the two threes always going to be a strong quarter from the consumer side and you know once we diversify to the LCD TV and the other TV products, we I think it will be more balanced. Anyone want to comment on this?

     Dr. Balram

     Yeah. I agree with what Chandra said, that if you look at the cycle, consumer sales tend to be disproportionately clustered around holidays so as Chandra said, Thanksgiving till Christmas is when the bulk of consumer sales occur. That means the traditional business cycle is spring to fall. So the consumer electronics show in January is the time that's used to show off prototypes to the channel and then the channel and as Chandra said.

     Chandra Reddy

     Two and three will be the strongest quarters for the consumer side of the business.

     Caller

     Is there anyway maybe to quantify that, I mean, is it like Q2 and Q3 or 60% of the year and Q4 and Q1 are 40% or what sort of a decline would you consider to be kind of normal going from Q3 to Q1. I mean is this a 50% decline or maybe a 20% or 15%?

     Chandra Reddy

     I think it's really difficult to say that, to comment on that, because we're clearly in an early phase of the ramp and we know for sure that the June to the September quarters are very strong and December is the slowest and then recovering in March.

     Caller

     So you do go from third quarter's the strongest, to fourth quarter is the weakest.

     Chandra Reddy

     Yeah, exactly.

     Caller

     Okay. In terms of the R&D expense cuts, do you, I guess sort of view that as sustainable or is there some sort of one-time deals where maybe you're not spinning assets and stuff?

     Simon Westbrook

     I don't think we actually said we cut anything down. I said there are expenses were less due to the timing. We work on a number of projects and as you will recall we've introduced a huge number of new products or subproducts over the last two or three quarters which is the reason we're in such a good position today. So it's just the timing of completions. As far as going forward is concerned, clearly there has to be some

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     product roadmap development work with a perspective partners of Genesis to decide which products will work on and how we do that. So we can't really comment on the future.

     Caller

     Okay, it's - I guess I would say it seemed fairly low, based, say based on over the last year or two, would you consider it a little bit lower than what you would consider a norm or would you consider it normal whereas in prior quarters it was abnormally high?

     Simon Westbrook

     I think we've simply focused on investment in the business in developing the right products to be in the right place at the right time and a lot has been going on in the marketplace with integration analogs, TMDS in the consumer products and we have responded more to what we need to be well positioned in the marketplace than we have with a view to our R&D market must be X percent of our sales revenue or so many dollars per year, and if you look at the numbers historically over the last two or three quarters, we've shown a successive increase in R&D spending which hasn't helped our drive at profitability, but it has helped our drive to establish a very competitive product base for the future.

     Caller

     Okay. You mentioned matching your offerings on a roadmap. Clearly in the PC space we see the smart panel products emerging. Can you comment on what might be beyond that?

     Chandra Reddy

     Beyond smart panel?

     Caller

     Yeah.

     Chandra Reddy

     There are, I guess we could have various forms of smart panel products, depends on, you know, we can go through yet another integration of, for instance, an RSDS or adding functions to improve the image quality or response times and so on. And then our multimedia, for instance, today if you look at smart panel products, we have digital, analog and dual, but you could very well have a multimedia smart panel product and you could now increase the level of integration that you're going to do there and, you could, you know, so there are a lot of products that could be worked out as these markets mature.

     Caller

     But when you say "Multimedia smart panel" you mean a panel for the TV space?

     Chandra Reddy

     Yeah.

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     Caller

     Okay. Again, thank you, and again, congratulations.

     Chandra Reddy

     Thank you.

     Operator

     Our next question comes from Dunham Wanato from Solomon Smith Barney.

     Caller

     Hi guys, how are you doing? I just have a few questions. Realizing that you guys are in the merger process with Genesis, I was just wondering if you can't give guidance for your business, can you at least give us an idea of what the industry would look like possibly quarter by quarter if you can give some details if you could?

     Chandra Reddy

     It's very difficult to say for quarter by quarter but if you look at DisplaySearch reports I mean, it says the market is going to grow by 77%. They say in 2002, it's going to be close to 27 million units.

     Caller

     What I'm trying to understand is in talking to some people I've been told that this is a pretty young market such that there isn't a lot of history so, you know, if you look back two years, there hasn't been much seasonality. Do you think that's true for the flat panel business especially?

     Chandra Reddy

     I think, what based on like two - we haven't found any seasonality to the flat panel monitor market, but we definitely found seasonality to in the consumer space.

     Caller

     Okay. So can we assume at this point that flat panel may not see much seasonality this year, they will continue to grow sequentially?

     Chandra Reddy

     Yeah.

     Simon Westbrook

     I think there's been a change over the last 2 or 3 years. Flat panel monitors used to cost you $2,000 to $3,000 a shot, which is clearly not a consumer product. But the prices have come now to sub-$300.00. We are approaching a point where you might consider them to be consumer products such that there might be a greater tendency towards seasonality.

     Caller

     Okay. Okay. As far as the competitive landscape I've been hearing that some of the

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     bigger companies may be starting to pay more attention to the flat panel market. What are your guy's views on this?

     Chandra Reddy

     We definitely recognize that, you know, that flat panel market is becoming highly competitive especially because the market size is growing rapidly and it definitely has become attractive for some of the larger players and I guess that's why we entered into this strategic deal with Genesis and I believe this merger is going to strengthen our position and we will be able to - we'll be in a stronger position to fight off possible competition.

     Caller

     Okay, any particular names that you see entering or are poised to enter the market?

     Chandra Reddy

     Yeah, I think SC and Phillips are some of the video players that we hear.

     Caller

     And do you have any information as to how far along they are?

     Chandra Reddy

     Phillips we know they have one Phillips semiconductor, Phillips Martin is using Phillips chip and we have seen SC and have seen more SC at various accounts. We believe they have a solution working but we haven't heard of any major designers for them.

     Pratap Reddy

     Yeah, I think if we look at our key customer base in Taiwan and Korea and Japan, I think most of we found them in Taiwan and Korea, not much in Japan, and they've got the clearly, understand the motor dynamics and they are aggressive pushing their product. But so far we haven't heard of any major designers yet, but there are showing this account.

     Chandra Reddy

     Clearly they'll become aggressive and active since the merger.

     Caller

     Ok, ok. The other, I guess the other geographical area that I've been hearing also is the two-tier players perhaps from Taiwan.

     Chandra Reddy

     Yeah there are a lot of players in this market and it's clearly, as you said, still at the very beginning stage. If you look at the world monitor market and include the television and so 22 million units and we just talking 10 million units today the market size. But there are a lot of players. There is quite a few in Taiwan who are aggressively pricing and trying to compete with us.

     Caller

     Ok, just one last question.

     Operator

     Thank you, our next question comes from Tristan Greer from Prudential Security.

     Caller

     Hi, good afternoon. I was trying to quantify the market share that you have in the progressive scan DVD market at this point and whether there is any intention to move into the mainstream to the extent that you are pretty much into high end right now as progressive scan DVD's expand in units this year.

     Chandra Reddy

     I'll try to answer that and then I'll pass it onto Nikhil. I suppose the progressive scan DVD's players. We believe there is no published number but we are in all the major progressive scan DVD players. We are to guess market share but if you look at Panasonic RT56, that's the major brand and offer that around $200. And units are 2200 and it's a big success and I think they've also won awards over the years. So there are two things happen in DVD. One is most of the progressive scan DVD players are using 2200 and most of the progressive scan DVD players are also branding. This new brand that we've created is DCDi Faroudja. Everyone is using them and as far as obviously we want to enter the mainstream and that's something we are looking into how to do that.

     Caller

     Do you think that you could envision additional deinterlacer relationships that would be at low price points that would provide an incentive to current Japanese OEMs to buy the deinterlacer from you as opposed to developing it themselves in the mainstream market?

     Dr. Balram

     Christian, let me take a stab at that and kind of recap what, using what Chandra said as well as what he said in the prepared statement. Basically what's happening in the progressive in the DVD market on one hand this feature is coming into very high volume space but the DVD market itself is spreading out into different segments. We are currently in the space that some $200 and above. That segment as Chandra said we believe we have by far the largest share of the independent deinterlacer. But there are several trains happening here. The DVD playback market as the prices come down there what you see happening is at some stage they're being a transition between the standalone deinterlacer and an integrated solution that gets integrated into the ampac decoder. And as Chandra said earlier we are exploring partnership strategies there. But also the consumer electronics manufacturers of course need a balanced market so there are several segments here of value added players. Chandra alluded to some of them earlier. We talked about the portable DVD player. We talked about the DVD recordable segment, the home theater in a box segment so in all of these segments where the manufacturer is looking to add value, we have a very strong position particularly because the manufacturer is recognizing the value of our branded technology. The market needs differentiators and we are providing that. Any comments?

Chandra Reddy

I guess you asked whether we're going to have a follow-on product that will at a lower cross point.

Caller

Right.

Chandra Reddy

What we are doing is actually we have a follow-on product test 2300 family. One of the products will be not for a low cost but for a high end DVD at a very attractive price.

Dr. Balram

In the value added segment we will continue to add performance in our standard price.

Chandra Reddy

And for the main thing the only way we could go after the market is having an integrated solution because we cannot offer chip at any price point to be competitive with that market place. So we've got to have an integrated product offering there.

Caller

You mentioned the 2300. When do you expect this chip to get in volume production?

Chandra Reddy

It will be in the second half.

Caller

Calendar year?

Chandra Reddy

Yes.

Caller

Okay.

Chandra Reddy

We have several manufacturers designing with the product and it will take easily six months before it goes into mass production.

Caller

Now did I hear well when you said that this chip was so integrate the scanner?

Chandra Reddy

Yeah.  Nikhil, why don't you just briefly give an overview of what that chip is?

Nikhil Balram

Basically it's a system with a chip that does complete format conversion. All aspects of it to go from anything to anything with the highest possible quality. As you know, we won an Emmy award in October for our up conversion and basically what this chip does it brings all our Emmy award winning technology into a single chip so that we can offer this up conversion in various markets. Obviously the crdtv the so-called hDVD CRD TV is a prime market because what that TV basically is the high scan rate tv that needs to take all input that comes in and convert it to that high scan rate.

Chandra Reddy

Just to give you another perspective about this chip we call it a Faroudja box on a chip. Everything that you get on a very expensive box that's being offered on a chip.

Caller

Okay.  Excluding I guess some of the color and other features?

Chandra Reddy

Yeah. Excluding I mean obviously the box has other features, but this is. If you look at the functionality, then basically it's got scalers, it's got deinterlacers. It's the biggest chip that we have done in 0.18 micron.

Caller

Now could this chip also drive the flat panel display market for those screens that combine PC and TV display?

Chandra Reddy

No. This chip does only video function, and in order for it to be used in a multimedia monitor you will need another scaler chip.

Caller

Okay.  Okay.  And let's...

Chandra Reddy

Because it's a single type display.

Dr. Balram

Yeah. I mean we look at it really two classes of video displays. There's the TV and the TV/monitor and so the TV/monitor will use a different product line. The line from the scaler family. This is targeted at the traditional TV display.

Chandra Reddy

The Jaguar V product will address the micro media monitors, and this product will address TV monitors.

Caller

Okay. Okay. And the Jaguar V right now is there any plan to launch it in production?

Chandra Reddy

Yeah. We really waiting for some resources, but I think we are developing. We will launch in the second half of this year.

Caller

Okay.  You're talking about the Jaguar V?

Chandra Reddy

Jaguar V.

Caller

Okay.  And this one also has a scaler?

Chandra Reddy

The Jaguar V has two scalers, and the 2300 also has scalers.

Caller

Okay. And last question. We've seen obviously a big ramp-up in progressive scan DVDs. When do you expect a significant ramp-up into the TV market itself which obviously takes longer because the design site is longer?

Chandra Reddy

We believe it will be sometime in 2003.

Caller

Very good.  Thanks a lot.

Operator

Thank you. Our next question is a follow-up from Dunham Wanato from Solomon Smith Barney. Sir?

Caller

Hi. My original question was actually in regards to the InFocus products that you supply. Was that the interlacer that your product. That you supply in the digital projection space or was that the scaler?

Chandra Reddy

The InFocus would be the deinterlacer product.

Caller

Not the deinterlacer?

Chandra Reddy

Yeah.

Caller

Okay.  Got it.  Thanks.

Operator

Thank you. Our next question comes from Scott Randall from Soundview Technology.

Caller

Thanks. Just two quick questions. On the movement in the accounts receivable I think you said it was primarily driven by a Florida paid Taiwan companies. Was there any change in linearity in the December quarter? Can you sort of talk maybe on how January started off?

Simon Westbrook

We can compare. You said the January quarter. We haven't reported any numbers in that quarter.

Caller

The December quarter and then just a view maybe early January here if possible.

Simon Westbrook

We really haven't seen a lot happening. The linearity of our December quarter was not really different to any other quarters. We did have a little bit of waiting towards the back end on the one hand because of the introduction timing or some of the new products and getting the tests and new issues improved upon. At the same time with the holiday season it kind of slows down shipping towards the end, and as far as the January quarter is concerned, we always set out with a model of looking at some linearities as we go through the quarter. At this stage we really can't give you very much because there's only two weeks gone.

Caller

Got it. And secondly on the gross margin shift you said it's mainly due to lower yields of some of the newer products.

Simon Westbrook

Um hmm.

Caller

X those yield effects. Gross margins on a light product perspective. How is that trending?

Simon Westbrook

Very little change. There was very little in the way of changing in our average selling prices by individual products in the December quarter compared to the September quarter. The impact was more in the area of product mix, and we have product margins that range from fairly low on some of the older products and on some of the products which are still suffering from new issues up to as high as 50+% on some of the new products and some of the video products.

Caller

Okay.  Very good.  Great.  Thank you.

Operator

Thank you. Our next question comes from Calpesh Copata from Unterberg, Towbin.

Caller

Good quarter. [Unintelligible]

Chandra Reddy

Very difficult to hear. Can you repeat that question? You were being cut off there. We couldn't hear your question now.

Caller

Can you hear me now?

Chandra Reddy
Yeah.  I can hear you now.

Caller

My question was regarding the integration of [Unintelligible]. Is there a plan to [Unintelligible].

Simon Westbrook

Operator, can you hear the company management talking clearly because we're having a problem hearing this current call?

Operator

That person's line has a lot of interference on it.

Simon Westbrook

Okay. Calpesh I suggest that we call you back. There seems to be something wrong with your line and we'd be happy to talk to you after the call. Can we go on to the next caller please?

Operator

Thank you. Once again ladies and gentlemen, if you have a question at this time, please press the one key on your touch-tone telephone. Thank you. Our next question comes from Jay Data from Huffert.

Caller

Hi guys. Good quarter. I wanted to ask you about this smart panel market. What do you see is the rate of adoption of this smart panel design by the major manufacturers and what do you expect is going to be the percentage of the total market taken up by smart panel by the end of this year?

Chandra Reddy

Tough questions. The rate of acceptance, I mean it's going to vary. I believe the manufacturers will continue to use traditional process that means scaler and integrated chips and build monitors and both these traditional as well as smart panels will coexist and eventually you know we believe it's going to be only smart panels, but how long it will take is difficult to say, but what we have seen this quarter is some of the Taiwanese manufacturers have taken on this smart panel . But there is at larger companies a lot of other dynamics that come into play so it's very, very difficult to say the rate of acceptance. What we are doing is we have offerings to address both these markets and this year by the end of this year I could take a guess. I mean it could be maybe 20% to 30% of the market via smart panels.

Caller

Okay. And you talked about larger companies having all the dynamic, I'm also hearing that they have other solutions already to smart panels, but what are you seeing?

Chandra Reddy

No, no, no. It's not that. It's like larger companies have good monitor business as well as panel business. The smart panels are actually, I mean eventually will be sold to the panel manufacturers, and so you know there are some of the other dynamics that come into play there. It's difficult to say. I mean right now what we're doing is obviously it saves money, it saves costs, it's much easier to assemble, there are a lot of other advantages. So it has to be pushed by the PC OEM, and in our case I think Compaq started using smart panels.

Dr. Balram

Yes. I think, like any other growing new product. What you're seeing is a couple of guys have gone aggressively. In fact one of the manufacturers in Taiwan. They're pretty much 80% production is based on smart panels. I think it's catching up. Now, however, six months ago it's supposed to catch up really fast but I think it is taking time.

Caller

Okay. Since you are helping some of these monitor makers reduce the cost by introducing this S9050, is there any benefit to you guys financially in terms of margins being helped in your case?

Chandra Reddy

The biggest benefit will be on the SP side. These products would have basically higher SPs than run of the mill integrated products.

Simon Westbrook

The 9050 is a product in which we're currently enjoying a lower margin than we had hoped to simply because of the early stage yield and test results and we're expecting this margin to increase. It's an area which we see as an opportunity.

Caller

Okay.  Is it higher than the corporate average margin?  Gross margin?

Simon Westbrook

No.

Caller

Okay. So you think it will be higher once the issues, the yield issues are resolved?

Chandra Reddy

Yeah. You've got to realize that 9050 if you look at the September quarter we shipped less than 1,000 and in December we shipped close to 180,000 units. It was a significant ramp up for us you know so that the test programs and the yields and all of them are still. We'll get there, but I think once we resolve those issues we will, our margins will improve.

Caller

Okay.  Thank you.

Operator

Thank you. There appear to be no further questions at this time. I'd like to turn the program back to you for any further remarks.

Simon Westbrook

Okay. This is Simon Westbrook. I'd like to thank all of you for joining us on the call today. It was a great attendance and in view of the fact that this may be our last call I'd like to thank you for your support and interest in Sage over the last couple of years. For those of you who need to there is a replay available for the next seven days. You can contact the replay site at 1-703-925-2435 and enter access code 5764589. There is also a web cast available on our web site www.savings.com. Go to the investor relations page, and finally
                ---------------
I remind you the shareholders meeting is on February 11 and the closing date is expected to be February 19. We'll keep you posted of news. Thank you very much. The Genesis call will be starting at this time for those of you who have an interest in that.

Thank you very much. Goodbye.

Thank you.

Operator

Thank you ladies and gentlemen for your participation in today's call. This does conclude the program. You may now disconnect. Good day.
Goodbye.

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